GLENBROOK LIFE AND ANNUITY COMPANY
(herein called "we" or "us")
Certificate Amendment
The following changes are made to your Certificate.
I. The Investment Alternatives provision is replaced with the following:
Investment Alternatives The Investment Alternatives are the Sub-accounts of the Variable Account and the Fixed Account Options shown on the Application. We may offer additional Sub-accounts of the Variable Account at our discretion. We reserve the right to limit the availability of the Investment Alternatives.
II. The Fixed Account Options provision is replaced with the following:
Fixed Account Options The Fixed Account Options are the Dollar Cost Averaging Fixed Account, the Short Term Dollar Cost Averaging Fixed Account, and the Sub-accounts of the Guaranteed Maturity Fixed Account.
III. The Short Term Dollar Cost Averaging Fixed Account provision is added to your Certificate.
Short Term Dollar Cost Averaging Fixed Account Money in the Short Term Dollar Cost Averaging Fixed Account will earn interest at the annual rate in effect at the time of allocation to the Short Term Dollar Cost Averaging Fixed Account. Each purchase payment and associated interest in the Short Term Dollar Cost Averaging Fixed Account must be transferred to Sub-accounts of the Variable Account in equal monthly installments within the selected transfer period. We will offer at our discretion a transfer period no less than 3 months or more than 12 months. If you discontinue the Dollar Cost Averaging Program before the end of the transfer period, the remaining balance in the Short Term Dollar Cost Averaging Fixed Account will be transferred to the Money Market Investment Alternative unless you request a different Investment Alternative. No amount may be transferred into the Short Term Dollar Cost Averaging Fixed Account.
IV. The following is added to the Purchase Payments provision:
For each purchase payment, the minimum amount that may be allocated to the Short Term Dollar Cost Averaging Fixed Account is $5,000. We reserve the right to reduce the minimum allocation amount.
V. The Crediting Interest provision is replaced with the following:
Crediting Interest We credit interest daily to money allocated to the Dollar Cost Averaging Fixed Account, the Short Term Dollar Cost Averaging Fixed Account, and each Sub-account of the Guaranteed Maturity Fixed Account at a rate which compounds over one year to the interest rate we guaranteed when the money was allocated. We will credit interest to the initial purchase payment from the issue date. We will credit interest to subsequent purchase payments from the date we receive them. We will credit interest to transfers from the date the transfer is made. The annual interest rates for the Dollar Cost Averaging Fixed Account and the Short Term Dollar Cost Averaging Fixed Account will never be less than 3.0%.
GLA5 (7/98)

VI. The following is added to the Transfers provision:
No amount may be transferred into the Short Term Dollar Cost Averaging Fixed Account.
At the end of the transfer period, any remaining portion of the purchase payment and interest in the Short Term Dollar Cost Averaging Fixed Account will be allocated to other Investment Alternatives as set forth in the current Short Term Dollar Cost Averaging Fixed Account allocation.
VII. The Certificate Value provision is replaced with the following:
Certificate Value Your "Certificate Value" is equal to the sum of:
o the number of Accumulation Units you hold in each Sub-account of the Variable Account multiplied by the Accumulation Unit Value for that Sub-account on the most recent Valuation Date; plus
o the total value you have in the Dollar Cost Averaging Fixed Account; plus
o the total value you have in the Short Term Dollar Cost Averaging Fixed Account; plus
o the sum of Sub-account values in the Guaranteed Maturity Fixed Account.
VIII.The Mortality and Expense Risk Charge provision is replaced with the following:
Mortality and Expense Risk Charge The annualized Mortality and Expense Risk Charge will never be greater than 1.05%. (See Net Investment Factor for a description of how this charge is applied.)
Our actual mortality and expense experience will not adversely affect the dollar amount of variable benefits or other contractual payments or values under this Certificate.
IX. The last paragraph of the Withdrawal provision is deleted and replaced with the following:
Any Withdrawal Charge or Market Value Adjustment will be waived on withdrawals taken to satisfy IRS minimum distribution rules. This waiver is permitted only for withdrawals which satisfy distributions resulting from this Certificate.
X. The last paragraph of the Death of Owner or Annuitant provision is deleted and replaced with the following:
If the surviving spouse of the deceased owner is the new owner, then the spouse may elect one of the options listed above or may continue the Certificate in the Accumulation Phase as if the death had not occurred. If the Certificate is continued in the Accumulation Phase, the surviving spouse may make a one time withdrawal of any amount within one year of the date of death without incurring a Withdrawal Charge or Market Value Adjustment.
XI. The Fixed Amount Income Payments provision is replaced with the following:
Fixed Amount Income Payments The income payment amount derived from any money allocated to the Fixed Account Options during the Accumulation Phase are fixed for the duration of the Income Plan.
GLA5 (7/98)

The Fixed Amount Income Payment is calculated by applying the portion of the Certificate Value in the Fixed Account Options on the Payout Start
Date, adjusted by any Market Value Adjustment plus any amount from the
Variable Account that the owner elects to apply to a Fixed Amount Income
Payment and less any applicable premium tax, to the greater of the appropriate value from the Income Payment Table selected or such other value as we are offering at that time.

XII. The last paragraph of the Deferment of Payments provision is deleted and replaced with the following:
We reserve the right to postpone payments or transfers from the Fixed Account Options for up to six months. If we elect to postpone payments or transfers from the Fixed Account Options for 30 days or more, we will pay interest as required by applicable law. Any interest would be payable from the date the payment or transfer request is received by us to the date the payment or transfer is made.
XIII.Income Plan number 3 in the Income Plans provision is deleted and replaced with the following:
3. Guaranteed Number of Payments. We will make payments for a specified number of months beginning on the Payout Start Date. These payments do not depend on the Annuitant's life. The number of months guaranteed may be from 60 to 360. Income payments for less than 120 months may be subject to a Withdrawal Charge.
Except as amended in this endorsement, the Certificate remains unchanged.
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Secretary Chief Executive Officer GLA5 (7/98) Page 3